March 10, 2021

VIA ELECTRONIC SUBMISSION

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Taylor Beech

Dear Sirs/Mesdames:

RE:	CELL MEDX CORP. (the “Company”)
- SEC File No. 333-253872
- Registration Statement on Form S-1

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above noted Amended Registration Statement to 9:00 a.m. (Eastern) on Friday, March 12, 2021, or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

Very truly yours,

CELL MEDX CORP.

/s/ John da Costa

John da Costa

Chief Operating Officer